MECHEL REPORTS 9M2015 OPERATIONAL RESULTS

Moscow, Russia – December 16, 2015 – Mechel OAO (MICEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, announces 9M2015 operational results.

Production and sales for 9M2015

Production:

	9M2015, thousand	9M2014, thousand		3Q2015, thousand	2Q2015, thousand
Product Name	tonnes	tonnes	%	tonnes	tonnes	%
Run-of-Mine Coal	17,404	17,008	2	5,957	5,941	0

Pig Iron	3,059	2,91	5	1,014	994	2

Steel	3,241	3,182	2	1,094	1,045	5

Sales:

	9M2015, thousand	9M2014, thousand		3Q2015, thousand	2Q2015, thousand
Product Name	tonnes	tonnes	%	tonnes	tonnes	%
Coking coal
concentrate	6,201	7,781	-20	2,133	2,028	5

PCI	1,794	2,443	-27	472	669	-29

Anthracites	1,57	1,526	3	462	564	-18

Steam coal	4,906	4,168	18	1,867	1,563	19

Iron ore concentrate	2,069	2,505	-17	752	609	23

Coke	2,241	2,321	-3	757	718	5

Ferrosilicon	61	65	-6	22	17	29

Flat products	358	332	8	121	120	1

Long products	2,101	2,283	-8	734	730	1

Billets	168	80	110	56	31	81

Hardware	530	584	-9	189	170	12

Forgings	43	41	4	15	14	5

Stampings	50	63	-21	18	20	-10

Electric power generation (thousand kWh)	3,103,609	2,597,421	19	819,502	1,115,317	-27

Heat power generation (Gcal)	3,890,904	4,165,232	-7	751,828	1,035,991	-27

Key investment projects progress

Universal rolling mill:

	9M2015, thousand	9M2014, thousand		3Q2015, thousand	2Q2015, thousand
Product Name	tonnes	tonnes	%	tonnes	tonnes	%
Rails, beams	120	85	40	42	34	24
and shapes

Elga Coal Complex:

	9M2015, thousand	9M2014, thousand		3Q2015, thousand	2Q2015, thousand
Product Name	tonnes	tonnes	%	tonnes	tonnes	%
Run-of-mine coal	2,989	744	302%	1,126	1,022	10%

Mechel OAO’s Chief Executive Officer Oleg Korzhov commented on the 9M2015 operational results:

“In the third quarter, prices on the global coal market did not stabilize. The unfavorable situation persists, forcing companies all over the world to optimize production and cut costs. Compared to that, Mechel’s mining assets have demonstrated good production results. We maintained chief production and sales parameters at the previous quarter’s level, while mining at Elga Coal Complex over this year’s nine months yielded nearly three million tonnes.

“Coking coal concentrate sales in this accounting period went up by 5%. Sales chiefly increased on the domestic market due to more attractive prices. Coking coal concentrate also increased sales to Mechel’s own facilities due to the increase in both steel production and the amount of coal mined at the Elga deposit, which we used as substitute for third party coal supplies.

“The global slump in PCI sales in the third quarter was primarily due to the decreased demand from Chinese consumers. Meanwhile, we have increased PCI exports to Japanese steelmakers by over 50%. Japan is currently one of the most profitable markets for these coal grades.

“The 18-percent decrease in anthracite sales quarter-on-quarter was due to the slump in supplies to consumers in Western Europe and South Korea as prices were unfavorable.

“The 19-percent increase in steam coal sales in the third quarter is due to the increase in production and delivery of coal from the Elga deposit. Today half of Elga’s coal is marketed domestically and half internationally.

“A major increase in iron ore concentrate sales (23%) was due to several factors, including restoration of production volumes at Korshunov Mining Plant after planned summer repairs, as well as increased demand on the domestic market.

“The steel segment increased production of pig iron by 2% and steel by 5% quarter-on-quarter. Particularly worthy of note is that in this accounting period we have increased by 24% sales of high value-added products manufactured by the universal rolling mill.

“A major increase in billet sales (81%) is due to our selling excessive stockpiles accumulated at Chelyabinsk Metallurgical Plant. Most billets were sold for export, as ruble devaluation improved the profitability of export sales.

“In the third quarter, the domestic hardware market improved which enabled us to increase sales of this type of product by 12%.

“Sales of forgings went up by 5% due to a stronger demand in Eurozone countries. The 10-percent decrease in sales of stampings was due to one of our key wagon-making clients cutting down on acquisition of track centers.

“Ferrosilicon sales from Bratsk Ferroalloy Plant to the Group’s facilities and third parties went up by 29%, with this highly positive dynamics due to an increase in export volumes. The plant is currently operating at full load.

“In the power segment, the main reason for the 19-percent increase in electricity production year-on-year was the step-up in the load of Southern Kuzbass Power Plant following the 2014 repairs. The 7-percent decrease in heat production was due to the halt in heat supply of several third-party consumers.”

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Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

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Mechel is an international mining and steel company which employs over 67,000 people. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.